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Total Farms into Offshore Block in Vietnam
Paris, August 20, 2007 - Total today announced that it has received approval from the Vietnamese government to acquire a 35% interest in the production sharing contract for offshore exploration Block 15-1/05, alongside PetroVietnam Exploration and Production (PVEP – operator, 40%) and SK Corporation of South Korea (25%).
Covering an area of 3,840 square kilometres, Block 15-1/05 is located roughly 40 kilometres offshore in a water depth of 40 meters, in the Cuu Long Basin near the Su Tu Den, Su Tu Vang, Su Tu Trang and Su Tu Nau discoveries. 2D seismic surveys have already been conducted on the block.
Under the terms of the contract negotiated with PetroVietnam, Phase 1 exploration will be launched before the end of the year and will include 800 square kilometres of 3D seismic acquisition and two wells.
The agreement also calls for stepped-up international cooperation between PetroVietnam and Total, particularly in exploration.
Total’s entry into Vietnam is in line with its strategy of diversifying its assets in the Asia-Pacific region.
Total Exploration & Production in the Asia-Pacific Region
At 253,000 barrels of oil equivalent per day, the Asia-Pacific region accounted for 11% of the Group’s total production in 2006. Total is primarily active in Indonesia, where it has operated the Mahakam block with partner Inpex since 1970 and is one of the country’s leading actors of liquefied natural gas. It also has gas production operations in Thailand and Myanmar and offshore operations in Brunei.
The Group significantly diversified its assets with the recent acquisition of interests in a number of exploration projects in Australia, Indonesia and Bangladesh. It also acquired a 24% stake in Australia’s Ichthys LNG project, in partnership with Inpex, and signed a contract with China National Petroleum Corporation to appraise, develop and produce natural gas resources in the South Sulige block in China.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com